Exhibit 12.1
CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,	Year Ended December 31,
(Dollars in thousands)	2008	2007		2006		2005		2004		2003
Earnings (1):
Income (loss) before income tax expense	$(10,440)	$18,574		$13,654		$17,804		$13,674		$12,640
Fixed charges	24,991	38,823		28,841		24,511		20,993		20,289
Other adjustments (2)	101	(2,558)		(1,658)		(850)		(354)		652

Total earnings (a)	$14,652	$54,839		$40,837		$41,465		$34,313		$33,581

Fixed charges:
Interest on deposits	$20,944	$33,403		$22,046		$17,233		$12,398		$10,274
Interest on borrowings	4,047	5,420		6,795		7,278		8,595		10,015

Total fixed charges (b)	$24,991	$38,823		$28,841		$24,511		$20,993		$20,289

Ratio of earnings to fixed charges (a/b)	—	1.41	x	1.42	x	1.69	x	1.63	x	1.66	x

Earnings, excluding interest on deposits:
Total earnings	$14,652	$54,839		$40,837		$41,465		$34,313		$33,581
Less interest on deposits	20,944	33,403		22,046		17,233		12,398		10,274

Total earnings (loss) excluding interest on deposits (c)	$(6,292)	$21,436		$18,791		$24,232		$21,915		$23,307

Fixed charges, excluding interest on deposits:
Total fixed charges	$24,991	$38,823		$28,841		$24,511		$20,993		$20,289
Less interest on deposits	20,944	33,403		22,046		17,233		12,398		10,274

Total fixed charges, excluding interest on deposits (d)	$4,047	$5,420		$6,795		$7,278		$8,595		$10,015

Ratio of earnings to fixed charges, excluding interest on deposits (c/d) (5)	—	3.96	x	2.77	x	3.33	x	2.55	x	2.33	x

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.

(3)	The ratio of earning to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by other issuers of debt securities.